September 30, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christina Harley, Staff Accountant
Michelle Miller, Staff Accountant

Re:	Green Dot Corporation
Form 10-K for the fiscal year ended December 31, 2018
Filed February 27, 2019
Form 10-Q for the period ended June 30, 2019
Filed August 9, 2019
File Number 001-34819

Ladies and Gentlemen:
This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the letter dated September 9, 2019, from the SEC’s Division of Corporation Finance, Office of Financial Services, to Mr. Steven W. Streit of Green Dot Corporation (the “Company,” “we,” “our” and “us”). For your convenience, we have set forth below the Staff’s comments in italicized text in the same order in which they appear in your letter. The Company’s response to the Staff comments follows immediately after the text of the corresponding comments. References to page numbers in our responses are references to the page numbers in the Company’s quarterly report on Form 10-Q for the period ended June 30, 2019 (the “Form 10-Q”).
Form 10-Q for the period ending June 30, 2019
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Three-Month Periods Ended June 30, 2019 and 2018
Operating Revenues, page 33

1.
You disclose that as of June 30, 2019, your active accounts declined by approximately 500,000 on a year-over-year basis primarily due to a decline in the number of non-direct deposit active accounts under your legacy branded account programs, partially offset by an increase of approximately 240,000 active accounts under your BaaS programs, from which you typically generate lower fees as compared to your legacy prepaid products. Please address the following in future filings:

•	Enhance your Key Metric disclosures to clarify the relationship to direct accounts, non-direct deposit accounts and BaaS programs;

•	Disclose how you classify Walmart revenues, i.e. direct deposit, non-direct and BaaS, programs since Walmart represents 32% of revenues for the six months ending June 30, 2019;

•	Describe why BaaS programs typically generate lower fees compared to your legacy prepaid products; and

•	Disaggregate your operating revenues between direct deposit; non-direct and BaaS programs for the period presented.
Response:
We respectfully advise the Staff that the disclosure identified in comment 1 above was copied from the prepared remarks provided by management on the Company’s earnings call held on August 7, 2019. This information was provided during the earnings call in order to provide context for the Company’s revised financial guidance for the remainder of 2019. The same information was included on page 29 in order to provide trend information that could impact future operating revenues, as required by Item 303 of Regulation S-K. It was also provided to give additional context to explain why the Company’s Account Services operating revenues increased as compared to the prior year period despite a decline in active accounts; in this regard and as explained below, we believe that the loss of so-called non-direct deposit active accounts is not as impactful to operating revenues as the loss of other active accounts. In light of the Staff’s comment, we have evaluated our Key Metrics disclosure and believe we should enhance this disclosure in future filings as discussed below.
By way of background, within our Account Services segment, active accounts are sourced from several “channels,” such as through “brick and mortar” stores of our retail partners (“Retail”), our own or our partners’ websites (“Online”), employers disbursing payroll to employees and our so-called Banking-as-a-Service (“BaaS”). Our BaaS channel consists of our partnerships with large-scale enterprises (other than Walmart) under which we design and manage bespoke accounts tailored to each enterprise’s customers and partners.
As further background, our active account base across each of our channels consists of a mix of long-term accountholders, such as those that are enrolled in direct deposit ("direct deposit active accounts"), and short-term accountholders, such as those that acquire our card programs for limited use or infrequently deposit funds onto the accounts ("non-direct deposit active accounts"). Accountholders may elect to enroll in direct deposit upon establishing an account or at any other time the account remains open. Our experience indicates that our direct deposit active accounts, on average, have the longest tenure and generate the majority of our gross dollar volume1 in any period and thus, generate more revenue over their lifetime than non-direct deposit active accounts. Our non-direct deposit active accounts are generally short-term in nature, but still contribute meaningful revenue to the Account Services segment.
In light of the Staff’s comment, we evaluated metrics regularly used by management to evaluate our business in order to promote increased investor understanding of the correlation between account behavior and operating revenue. We believe gross dollar volume correlates most directly to our operating revenues and therefore, we believe that disclosing the aggregate gross dollar volume derived from direct deposit sources from all channels, inclusive of BaaS, which is a metric that management regularly uses to evaluate, among other things, the recurring nature of our operating revenues, would enhance investors’ understanding of the relationship between our key metrics and our revenue performance. We propose to add this new metric in the paragraph that

1 This is an existing key metric identified in our periodic reports and earnings releases. As explained in the Form 10-Q, we use this metric to analyze the total amount of money moving onto our account programs, determine the overall engagement and usage patterns of our account holder base. This metric also serves as a leading indicator of revenue generated through our Account Services segment products, inclusive of interest income generated on deposits held at Green Dot Bank, fees charged to account holders and interchange revenues generated through the spending of account balances.

appears under the “Gross Dollar Volume” subheading in the “Key Metrics” disclosure within the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of our periodic reports. Additionally, in the MD&A sections of future filings, we will discuss how any changes in this metric impact operating revenue in our discussion of period-over-period changes in our Account Services segment operating revenues.

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Please direct any comments or questions regarding this filing to me at (626) 765-2619 or to Jess Unruh, Chief Accounting Officer of the Company, at (626) 765-2003.

Very truly yours,
/s/ Mark Shifke
Mark L. Shifke
Chief Financial Officer
Green Dot Corporation

cc:	J. Chris Brewster, Audit Committee of the Board of Directors
Steven W. Streit, President and Chief Executive Officer
John C. Ricci, General Counsel and Secretary
Jess Unruh, Chief Accounting Officer
Keith Lupton, Ernst & Young LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP